

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces Election of Directors and Voting Results from the 2022 Annual Meeting of Shareholders

May 16, 2022 - Vancouver, British Columbia — Trilogy Metals Inc. (TSX, NYSE American: TMQ) ("Trilogy Metals" or the "Company") is pleased to announce the detailed voting results on the items of business considered at its Annual Meeting of the Shareholders ("Meeting") held in Vancouver on Friday, May 13, 2022. All proposals were approved and the nominees listed in the management proxy circular for the meeting were all elected as directors. A total of 118,263,353 or 81.30% of the Company's issued and outstanding shares were represented at the Meeting.

Shareholder Voting Results

The Shareholders voted on the following matters at this year's Meeting. Other than Proposals 1, 3, 4, 5 and 6, which represents votes by ballot, the results presented below represent votes accordingly to proxies received.

Proposal 1: Election of Directors

Nominee	Votes For	% For	Votes Withheld	% Withheld
Tony Giardini	101,505,574	99.76	239,157	0.24
James Gowans	87,137,657	85.64	14,604,074	14.36
William Hayden	101,527,372	99.79	217,359	0.21
William Hensley	101,512,528	99.77	232,203	0.23
Gregory Lang	97,853,372	96.18	3,891,359	3.82
Kalidas Madhavpeddi	98,448,800	96.76	3,295,931	3.24
Janice Stairs	97,892,140	96.21	3,852,590	3.79
Diana Walters	98,474,256	96.79	3,270,475	3.21

Proposal 2: Appointment of the Auditor

Votes For	% Votes For	Votes Withheld	% Votes Withheld
117,890,256	99.75	297,296	0.25

Proposal 3: Approval of amendments to and unallocated entitlements under the Restricted Share Unit Plan

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstaining	% Votes Abstaining
92,690,774	91.10	8,859,700	8.71	194,256	0.19

Proposal 4: Approval of amendments to and unallocated entitlements under the Deferred Share Unit Plan

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstaining	% Votes Abstaining
90,077,518	88.53	11,440,948	11.24	226,264	0.23

Proposal 5: Approval of a non-binding resolution approving the compensation of the Company's Named Executive Officers

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstaining	% Votes Abstaining
89,034,428	87.51	12,354,613	12.14	355,689	0.35

Proposal 6: Approval of non-binding vote on the frequency of a non-binding vote on the compensation of the Company's Named Executive Officers

Votes for One Year	% Votes For One Year	Votes for Two Years	% Votes for Two Years	Votes for Three Years	% Votes for Three Years
82,494,024	81.25	146,989	0.14	18,895,660	18.61

Detailed results of all items of business are also available in the Report of Voting Results filed under the Company's SEDAR profile at www.sedar.com ("SEDAR") and on the Form 8-K filed under the Company's EDGAR profile at www.sec.org ("EDGAR").

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP") in Northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 181,387 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
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